           As filed with the Securities and Exchange Commission on June 1, 1999.
                                                      Registration No. 333-65957

 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 3

                                   -----------

                              LLAC VARIABLE ACCOUNT
                              (Exact Name of Trust)

                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                               (Name of Depositor)
                               175 Berkeley Street
                           Boston, Massachusetts 02117
          (Complete Address of Depositor's Principal Executive Offices)
                                Morton E. Spitzer
                    LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                (Name and Complete Address of Agent for Service)
Copies to:
Joan E. Boros, Esq.                 William J. O'Connell, Esq.
Jorden Burt Boros Cicchetti         Vice President and Assistant General Counsel
   Berenson & Johnson               Liberty Life Assurance Company of Boston
1025 Thomas Jefferson Street, N.W.  175 Berkeley Street
Washington, D.C.  20007-5201        Boston, Massachusetts 02117

Securities being offered -- variable portion of modified single payment variable universal life insurance contracts.

                                  -----------

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant is registering an indefinite amount of securities, by reason of
Section 24(f) of the Investment Company Act of 1940.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

-------------------------------------------------------------------------------

LLAC Variable Account is filing this Pre-Effective Amendment No. 3 under the Securities Act of 1933 to its Registration Statement on Form S-6 for the sole purpose of filing an amended copy of Exhibit 9 (Illustrations) and to file an actuarial opinion (Exhibit 8) with respect to such illustrations. Accordingly, this amendment does not otherwise delete, amend, or supersede any prospectus, exhibit, undertaking, or other information contained in the Registration Statement, as previously amended, except to amend the list of exhibits included in Part II thereto and to file the attached exhibits.

                           PART II - OTHER INFORMATION

                                  EXHIBIT LIST

1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2

     (1) Resolution of the Board of Directors of Liberty Life Assurance Company of Boston authorizing establishment of LLAC Variable Account(3)

     (2)  Custodian Agreement (not applicable)

     (3)  (a) Form of Distribution Agreement(3)

          (b)  Form of Broker-Dealer and General Agent Sales Agreement (3)

          (c)  Schedule of Sales Commissions(3)

     (4) Other Agreements between the depositor, principal underwriter, and custodian with respect to Registrant or its securities (not applicable)

     (5)  (a)  Specimen Single Life Contract(3)

          (b)  Specimen Survivorship Agreement (3)

          (c)  Specimen Extended Maturity Benefit Rider (4)

          (d)  Specimen Group Contract (individual coverage) (4)

          (e)  Specimen Certificate (individual coverage) (4)

          (f)  Specimen Group Contract (joint and last survivor coverage) (4)

          (g)  Specimen Certificate (joint and last survivor coverage) (4)

          (h) Specimen Last Survivor Death Benefit Agreement (for Group Contract) (4)

          (i)  Specimen Last Survivor Death Benefit Agreement (for
               Certificate) (4)

     (6) (a) Articles of Incorporation of Liberty Life Assurance Company of Boston, as amended(1)

          (b)  By-laws of Liberty Life Assurance Company of Boston(2)

     (7)  Not applicable

     (8)  Form of Participation Agreements

          (a)(1) Form of Participation Agreement By and Among AIM Variable Insurance Funds, Inc., AIM Distributors Inc., Liberty Life Assurance Company of Boston, on behalf of itself and its Separate Accounts, and Liberty Life Distributors, LLC (4)

          (a)(2) Form of Administrative Service Agreement between Liberty Life Assurance Company of Boston and AIM Advisers, Inc. (4)

          (b)    Form of Participation Agreement By and Among        Life
                                                              -------
                 Insurance Company, Liberty Variable Investment Trust, and Liberty Financial Investments, Inc.(3)

          (c)(1) Form of Participation Agreement By and Among Liberty Life Assurance Company of Boston, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund)(4)

          (c)(2) Form of Administrative Services Agreement By and Between The Dreyfus Corporation and Liberty Life Assurance Company of Boston (4)

          (d)(1) Form of Participation Agreement By and Among MFS Variable Insurance Trust, Liberty Life Assurance Company of Boston, and Massachusetts Financial Services Company (4)

          (d)(2) Form of Administrative Services Agreement by and between Massachusetts Financial Services Company and Liberty Life Assurance Company of Boston (filed herewith)

          (e)    Form of Participation Agreement By and Among Keyport Financial
                 Services Corp.           , , and Stein Roe Variable Investment
                               -----------
                 Trust (3)

     (9)  Other Material Contracts (not applicable)

     (10) (a) Specimen Application (3)

          (b)  Specimen Application (3)

          (c)  Specimen Variable Life Insurance Supplemental Application (3)

     2.   Opinion and Consent of Counsel (4)

     3.   All financial statements omitted from the Prospectus (not applicable)

     4.   Not applicable

     5.   Financial Data Schedule (not applicable)

     6.   Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) (4)

     7.   Actuarial Opinion and Consent (filed herewith)

     8.   Consent of Independent Accountants (4)

     9.   Illustrations (filed herewith)

--------------------------------------
     (1) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement of Variable Account J of Liberty Life Assurance Company of Boston (File No. 333-29811; 811-08269), filed on or about July 17, 1997.

     (2) Incorporated by reference to Registration Statement of Variable Account J of Liberty Life Assurance Company of Boston (File No. 333-29811; 811-08269), filed on or about June 18, 1997.

     (3) Incorporated by reference to Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed October 21, 1998.

     (4) Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement of LLAC Variable Account on Form S-6 (File No. 333-65957), filed May 14, 1999.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Registration Statement to be signed on its behalf in the City of Boston, Commonwealth of Massachusetts, on the 1st of June, 1999.

                     LLAC VARIABLE ACCOUNT
                          (Registrant)

                     BY: LIBERTY LIFE ASSURANCE COMPANY OF BOSTON
                          (Depositor)

                     By: /s/ Elliot J. Williams
                       ------------------------------
                     Elliot J. Williams
                     Treasurer

     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

/s/ Gary L. Countryman
-----------------------
Gary L. Countryman       Chairman of the Board                    June 1, 1999

/s/ Edmund F. Kelly
-----------------------
Edmund F. Kelly          President, Chief Executive Officer       June 1, 1999

/s/ Elliot J. Williams
-----------------------
Elliot J. Williams       Treasurer                                June 1, 1999

/s/ J. Paul Condrin
-----------------------
J. Paul Condrin          Director                                 June 1, 1999

/s/ John B. Conners
-----------------------
John B. Conners          Director                                 June 1, 1999

/s/ A. Alexander Fontanes
----------------------------
A. Alexander Fontanes         Director                            June 1, 1999

/s/ Christopher C. Mansfield
----------------------------
Christopher C. Mansfield      Director                            June 1, 1999

/s/ Jean M. Scarrow
----------------------------
Jean M. Scarrow               Director                            June 1, 1999

/s/ Morton E. Spitzer
----------------------------
Morton E. Spitzer             Director                            June 1, 1999

                                    EXHIBITS



     7.   Actuarial Opinion and Consent

     9.   Illustrations